UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Aspen Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

04530L203

(CUSIP Number)

May 15, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

✓	Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04530L203                                             13G                                             Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Goudy Park Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 983,000 (1)
		6	SHARED VOTING POWER 0
		7	SOLE DISPOSITIVE POWER 983,000 (1)
		8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 983,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5% (1)(2)
12	TYPE OF REPORTING PERSON OO

(1) Represents shares of the issuer’s Common Stock.

(2) As of March 6, 2020, there were 21,740,741 shares of the issuer’s Common Stock outstanding.

CUSIP No. 04530L203                                             13G                                             Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Aspen Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

276 Fifth Avenue, Suite 505

New York, NY 10001

Item 2(a)	Name of Person Filing:

Goudy Park Management, LLC

Item 2(b)	Address of Principal Business Office or, if None, Residence:

1 N. Franklin Street, Suite 350, Chicago, IL 60606.

Item 2(c)	Citizenship:

Delaware

Item 2(d)	Title of Class of Securities:

Common Stock; $0.001 par value

Item 2(e)	CUSIP Number:

04530L203

Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership:

See items 5-11 of the cover page. Information as of May 15, 2020. Goudy Park Management, LLC did not and does not have any intent to obtain control of the issuer.

CUSIP No. 04530L203                                             13G                                             Page 4 of 5 Pages

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☑.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 04530L203                                             13G                                             Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 15, 2020

Goudy Park Management, LLC

By:	/s/ Jamie DeYoung
Jamie DeYoung, Managing Member

Date: